EXHIBIT 99.1
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25 February 2003


                              WPP GROUP plc ("WPP")



WPP announces that on 25th February 2003 it acquired 300,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 382.99p per share.